                      SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C.  20549

                                   FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports
                          Under Section 13 and 15(d)
                   of the Securities Exchange Act of 1934.

                        Commission File Number 1-13960
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                               ITT Corporation
            (Exact name of registrant as specified in its charter)

                         1330 Avenue of the Americas
                        New York, New York  10019-5490
                                (212) 258-1000
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   (Address, including zip code, and telephone number, including area code, or Registrant's principal executive offices)

                      6-1/4% Notes Due November 15, 2000
                      6-3/4% Notes Due November 15, 2005
                      7-3/8% Debentures Due November 15, 2015
                      7-3/4% Debentures Due November 15, 2025
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           (Title of each class of securities covered by this Form)

                                     None
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  (Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

        Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

            Rule 12g-4(a)(1)(i)   [ ]          Rule 12h-3(b)(1)(ii)   [ ]
            Rule 12g-4(a)(1)(ii)  [ ]          Rule 12h-3(b)(2)(i)    [ ]
            Rule 12g-4(a)(2)(i)   [ ]          Rule 12h-3(b)(2)(ii)   [ ]
            Rule 12g-4(a)(2)(ii)  [ ]          Rule 15d-6             [ ]
            Rule 12h-3(b)(1)(i)   [X]

Approximate number of holders of record as of the certificate or notice date:

        Pursuant to the requirements of the Securities Exchange Act of 1934 ITT Corporation has caused this certificate/notice to be signed on its behalf by the undersigned duly authorized person.

DATE:    March 30, 1998       BY:    /s/ Alan M. Schnaid
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Instruction:  This form is required by Rules 12g-4, 12h-3 and 15d-6 of the
General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.